Exhibit 99.6

B IT Services (Excluding DOP, Designit, Cellent, Appirio, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore, Capco, Ampion, Edgile, LeanSwift, CAS & Rizing) Revenue from FPP 59.8% 62.8% 62.2% 63.2% 62.6% 63.1% 62.0% Offshore Revenue — % of Services 58.7% 56.1% 58.3% 56.3% 55.6% 54.0% 52.6% C Growth Metrics for the Quarter ended June 30, 2022 Note 2 Q1’23 Q1’23 Q1’23 Q1’23 Reported Reported CC CC QoQ% YoY% QoQ% YoY% IT Services 0.5% 13.3% 2.1% 17.2% Strategic Market Units Americas 1 3.3% 19.5% 3.1% 19.6% Americas 2 1.6% 16.2% 2.1% 17.4% Europe -3.2% 6.1% 1.2% 15.6% APMEA 0.2% 9.5% 2.2% 15.1% Sectors Banking, Financial Services and Insurance 0.7% 20.0% 2.4% 24.3% Consumer 3.9% 21.0% 5.0% 24.4% Health 0.0% 9.4% 0.5% 10.6% Energy, Natural Resources and Utilities -3.4% -4.1% -1.0% 0.8% Technology -0.7% 9.4% 0.8% 12.5% Manufacturing -2.8% 9.5% -1.5% 13.2% Communications 5.1% 11.5% 9.2% 19.8% Global Business Lines iDEAS 1.7% 16.8% 3.5% 21.2% iCORE -1.4% 8.1% 0.0% 11.1% D Annexure to Datasheet Segment-wise breakup of Q1 FY22-23 (INR Mn) Cost of Revenues, S&M and G&A Reconciling Particulars IT Services IT Products ISRE Total Items Cost of revenues 152,315 2,000 1,282 3 155,600 Selling and marketing expenses 15,290 37 30 2 15,359 General and administrative expenses 13,411 -36 41 55 13,471 Total 181,016 2,001 1,353 60 184,430 P a g e 5 W ipro Limited Highlights for the Quarter ended June 30, 2022 REVENUE QoQ Constant YoY Constant Operating $2.74 Bn Currency Currency Margin 2.1% 17.2% 15.0% STRATEGIC MARKET UNITS MIX 29.1% AMERICAS 1 31.3% AMERICAS 2 28.3% EUROPE 11.3% APMEA SECTOR MIX 35.4% 18.5% 11.5% 11.1% 11.8% 6.7% 5.0% Banking, Energy, Financial Consumer Health Natural Technology Manufacturing Communication Services Resources & Insurance and Utilities GLOBAL BUSINESS LINES MIX 61.9% iDEAS 38.1% iCORE Integrated Digital, Cloud Infrastructure, Digital Engineering & Operations, Risk & Enterprise Application Services Cyber Security Services OUTLOOK Revenue from our IT Services business to be in the range of $2,817 million to $2,872 million*. This For Quarter ended translates to a sequential growth of 3.0% to 5.0%. September 30, 2022 * Outlook is based on the following exchange rates: GBP/USD at 1.25, Euro/USD at 1.06, AUD/USD at 0.72, USD/INR at 76.60 and CAD/USD at 0.77 CUSTOMER CONCENTRATION TOP1 3.2% 13.0% TOP 10 20.9% TOP 5 TOTAL HEADCOUNT 258,574 ATTRITION VOL – TTM 23.3% OFFSHORE REVENUE GROSS UTILIZATION 72.7% 58.7% PERCENTAGE OF SERVICES Page 1 FY 22 – 23 FY 21 – 22 FY 20 – 21 Q1 FY Q4 Q3 Q2 Q1 FY Customer size distribution (TTM) > $100Mn 20 19 19 17 15 13 11 > $75Mn 30 29 29 29 28 27 27 > $50Mn 50 50 50 47 44 42 40 > $20Mn 120 117 117 110 100 95 93 > $10Mn 195 194 194 189 182 176 167 > $5Mn 306 297 297 286 279 273 257 > $3Mn 417 410 410 399 390 361 349 > $1Mn 703 679 679 661 623 601 566 Revenue from Existing customers % 98.7% 95.2% 93.7% 94.9% 95.1% 97.2% 98.0% Number of new customers 164 428 116 67 116 129 280 Total Number of active customers 1,433 1,369 1,369 1,315 1,284 1,229 1,120 Customer Concentration Top customer 3.2% 3.2% 3.2% 3.2% 3.1% 3.1% 3.1% Top 5 13.0% 12.5% 12.9% 12.7% 12.5% 12.1% 12.1% Top 10 20.9% 20.0% 20.5% 20.2% 20.1% 19.8% 19.5% % of Revenue USD 62% 59% 60% 60% 59% 58% 61% GBP 10% 11% 11% 11% 12% 12% 10% EUR 9% 10% 9% 10% 10% 10% 8% INR 4% 5% 5% 5% 4% 4% 5% AUD 5% 5% 5% 5% 5% 5% 5% CAD 3% 3% 3% 3% 4% 4% 3% Others 7% 7% 7% 6% 6% 7% 8% Closing Employee Count 258,574 243,128 243,128 231,671 221,365 209,890 197,712 Sales & Support Staff (IT Services) 17,806 17,691 17,691 17,595 17,051 16,689 15,368 Utilization Note 4 Gross Utilization 72.7% 76.8% 75.8% 75.6% 78.1% 77.7% 75.7% Net Utilization (Excluding Trainees) 83.8% 86.8% 85.2% 85.8% 89.2% 86.8% 85.9% Attrition Voluntary TTM (IT Services excl. DOP) 23.3% 23.8% 23.8% 22.7% 20.5% 15.5% 12.1% DOP % — Post Training Quarterly 11.4% 9.0% 9.0% 10.0% 8.7% 8.0% 6.3% Note 4: IT Services excl. DOP, Designit, Cellent, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore, Capco, Ampion, Edgile, LeanSwift, CAS and Rizing Page 4 W ipro Limited Results for the Quarter ended June 30, 2022 FY 22 – 23 FY 21 – 22 FY 20 – 21 A IT Services Q1 FY Q4 Q3 Q2 Q1 FY IT Services Revenues ($Mn) Note 1 2,735.5 10,355.9 2,721.7 2,639.7 2,580.0 2,414.5 8,136.5 Sequential Growth 0.5% 27.3% 3.1% 2.3% 6.9% 12.2% -1.4% Sequential Growth in Constant Currency Note 2 2.1% 26.9% 3.1% 3.0% 8.1% 12.0% -2.3% Operating Margin % Note 3 15.0% 17.7% 17.0% 17.6% 17.8% 18.8% 20.3% Strategic Market Units Mix Americas 1 29.1% 27.9% 28.3% 28.2% 27.5% 27.6% 29.4% Americas 2 31.3% 30.6% 31.0% 30.4% 30.6% 30.5% 29.7% Europe 28.3% 29.9% 29.3% 29.7% 30.2% 30.2% 27.3% APMEA 11.3% 11.6% 11.4% 11.7% 11.7% 11.7% 13.6% Sectors Mix Banking, Financial Services and Insurance 35.4% 34.7% 35.4% 35.2% 34.8% 33.4% 30.7% Consumer 18.5% 17.5% 17.9% 17.7% 17.3% 17.3% 16.4% Health 11.5% 11.7% 11.5% 11.8% 11.7% 11.9% 13.5% Energy, Natural Resources and Utilities 11.1% 12.2% 11.5% 11.7% 12.3% 13.1% 13.1% Technology 11.8% 12.1% 11.9% 11.9% 12.2% 12.2% 13.0% Manufacturing 6.7% 6.8% 7.0% 6.7% 6.7% 7.0% 8.1% Communications 5.0% 5.0% 4.8% 5.0% 5.0% 5.1% 5.2% Global Business Lines Mix iDEAS 61.9% 60.9% 61.2% 61.0% 61.3% 60.1% 57.4% iCORE 38.1% 39.1% 38.8% 39.0% 38.7% 39.9% 42.6% Guidance ($Mn) 2,748-2,803 — 2,692-2,745 2,631-2,683 2,535-2,583 2,324-2,367 — Guidance restated based on 2,704-2,759 — 2,694-2,747 2,614-2,666 2,504-2,553 2,328-2,371 —actual currency realized ($Mn) Revenues performance against guidance 2,735.5 — 2,721.7 2,639.7 2,580.0 2,414.5 — ($Mn) Note 1: The revenue from prior period has been restated due to change in revenue segment policy. For details, please refer the segment notes in IFRS financials Note 2: Constant currency (CC) revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period Note 3: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials Page 3

B IT Services (Excluding DOP, Designit, Cellent, Appirio, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore, Capco, Ampion, Edgile, LeanSwift, CAS & Rizing) Revenue from FPP 59.8% 62.8% 62.2% 63.2% 62.6% 63.1% 62.0% Offshore Revenue — % of Services 58.7% 56.1% 58.3% 56.3% 55.6% 54.0% 52.6% C Growth Metrics for the Quarter ended June 30, 2022 Note 2 Q1’23 Q1’23 Q1’23 Q1’23 Reported Reported CC CC QoQ% YoY% QoQ% YoY% IT Services 0.5% 13.3% 2.1% 17.2% Strategic Market Units Americas 1 3.3% 19.5% 3.1% 19.6% Americas 2 1.6% 16.2% 2.1% 17.4% Europe -3.2% 6.1% 1.2% 15.6% APMEA 0.2% 9.5% 2.2% 15.1% Sectors Banking, Financial Services and Insurance 0.7% 20.0% 2.4% 24.3% Consumer 3.9% 21.0% 5.0% 24.4% Health 0.0% 9.4% 0.5% 10.6% Energy, Natural Resources and Utilities -3.4% -4.1% -1.0% 0.8% Technology -0.7% 9.4% 0.8% 12.5% Manufacturing -2.8% 9.5% -1.5% 13.2% Communications 5.1% 11.5% 9.2% 19.8% Global Business Lines iDEAS 1.7% 16.8% 3.5% 21.2% iCORE -1.4% 8.1% 0.0% 11.1% D Annexure to Datasheet Segment-wise breakup of Q1 FY22-23 (INR Mn) Cost of Revenues, S&M and G&A Reconciling Particulars IT Services IT Products ISRE Total Items Cost of revenues 152,315 2,000 1,282 3 155,600 Selling and marketing expenses 15,290 37 30 2 15,359 General and administrative expenses 13,411 -36 41 55 13,471 Total 181,016 2,001 1,353 60 184,430 P a g e 5 W ipro Limited Highlights for the Quarter ended June 30, 2022 REVENUE QoQ Constant YoY Constant Operating $2.74 Bn Currency Currency Margin 2.1% 17.2% 15.0% STRATEGIC MARKET UNITS MIX 29.1% AMERICAS 1 31.3% AMERICAS 2 28.3% EUROPE 11.3% APMEA SECTOR MIX 35.4% 18.5% 11.5% 11.1% 11.8% 6.7% 5.0% Banking, Energy, Financial Consumer Health Natural Technology Manufacturing Communication Services Resources & Insurance and Utilities GLOBAL BUSINESS LINES MIX 61.9% iDEAS 38.1% iCORE Integrated Digital, Cloud Infrastructure, Digital Engineering & Operations, Risk & Enterprise Application Services Cyber Security Services OUTLOOK Revenue from our IT Services business to be in the range of $2,817 million to $2,872 million*. This For Quarter ended translates to a sequential growth of 3.0% to 5.0%. September 30, 2022 * Outlook is based on the following exchange rates: GBP/USD at 1.25, Euro/USD at 1.06, AUD/USD at 0.72, USD/INR at 76.60 and CAD/USD at 0.77 CUSTOMER CONCENTRATION TOP1 3.2% 13.0% TOP 10 20.9% TOP 5 TOTAL HEADCOUNT 258,574 ATTRITION VOL – TTM 23.3% OFFSHORE REVENUE GROSS UTILIZATION 72.7% 58.7% PERCENTAGE OF SERVICES Page 1 FY 22 – 23 FY 21 – 22 FY 20 – 21 Q1 FY Q4 Q3 Q2 Q1 FY Customer size distribution (TTM) > $100Mn 20 19 19 17 15 13 11 > $75Mn 30 29 29 29 28 27 27 > $50Mn 50 50 50 47 44 42 40 > $20Mn 120 117 117 110 100 95 93 > $10Mn 195 194 194 189 182 176 167 > $5Mn 306 297 297 286 279 273 257 > $3Mn 417 410 410 399 390 361 349 > $1Mn 703 679 679 661 623 601 566 Revenue from Existing customers % 98.7% 95.2% 93.7% 94.9% 95.1% 97.2% 98.0% Number of new customers 164 428 116 67 116 129 280 Total Number of active customers 1,433 1,369 1,369 1,315 1,284 1,229 1,120 Customer Concentration Top customer 3.2% 3.2% 3.2% 3.2% 3.1% 3.1% 3.1% Top 5 13.0% 12.5% 12.9% 12.7% 12.5% 12.1% 12.1% Top 10 20.9% 20.0% 20.5% 20.2% 20.1% 19.8% 19.5% % of Revenue USD 62% 59% 60% 60% 59% 58% 61% GBP 10% 11% 11% 11% 12% 12% 10% EUR 9% 10% 9% 10% 10% 10% 8% INR 4% 5% 5% 5% 4% 4% 5% AUD 5% 5% 5% 5% 5% 5% 5% CAD 3% 3% 3% 3% 4% 4% 3% Others 7% 7% 7% 6% 6% 7% 8% Closing Employee Count 258,574 243,128 243,128 231,671 221,365 209,890 197,712 Sales & Support Staff (IT Services) 17,806 17,691 17,691 17,595 17,051 16,689 15,368 Utilization Note 4 Gross Utilization 72.7% 76.8% 75.8% 75.6% 78.1% 77.7% 75.7% Net Utilization (Excluding Trainees) 83.8% 86.8% 85.2% 85.8% 89.2% 86.8% 85.9% Attrition Voluntary TTM (IT Services excl. DOP) 23.3% 23.8% 23.8% 22.7% 20.5% 15.5% 12.1% DOP % — Post Training Quarterly 11.4% 9.0% 9.0% 10.0% 8.7% 8.0% 6.3% Note 4: IT Services excl. DOP, Designit, Cellent, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore, Capco, Ampion, Edgile, LeanSwift, CAS and Rizing Page 4 W ipro Limited Results for the Quarter ended June 30, 2022 FY 22 – 23 FY 21 – 22 FY 20 – 21 A IT Services Q1 FY Q4 Q3 Q2 Q1 FY IT Services Revenues ($Mn) Note 1 2,735.5 10,355.9 2,721.7 2,639.7 2,580.0 2,414.5 8,136.5 Sequential Growth 0.5% 27.3% 3.1% 2.3% 6.9% 12.2% -1.4% Sequential Growth in Constant Currency Note 2 2.1% 26.9% 3.1% 3.0% 8.1% 12.0% -2.3% Operating Margin % Note 3 15.0% 17.7% 17.0% 17.6% 17.8% 18.8% 20.3% Strategic Market Units Mix Americas 1 29.1% 27.9% 28.3% 28.2% 27.5% 27.6% 29.4% Americas 2 31.3% 30.6% 31.0% 30.4% 30.6% 30.5% 29.7% Europe 28.3% 29.9% 29.3% 29.7% 30.2% 30.2% 27.3% APMEA 11.3% 11.6% 11.4% 11.7% 11.7% 11.7% 13.6% Sectors Mix Banking, Financial Services and Insurance 35.4% 34.7% 35.4% 35.2% 34.8% 33.4% 30.7% Consumer 18.5% 17.5% 17.9% 17.7% 17.3% 17.3% 16.4% Health 11.5% 11.7% 11.5% 11.8% 11.7% 11.9% 13.5% Energy, Natural Resources and Utilities 11.1% 12.2% 11.5% 11.7% 12.3% 13.1% 13.1% Technology 11.8% 12.1% 11.9% 11.9% 12.2% 12.2% 13.0% Manufacturing 6.7% 6.8% 7.0% 6.7% 6.7% 7.0% 8.1% Communications 5.0% 5.0% 4.8% 5.0% 5.0% 5.1% 5.2% Global Business Lines Mix iDEAS 61.9% 60.9% 61.2% 61.0% 61.3% 60.1% 57.4% iCORE 38.1% 39.1% 38.8% 39.0% 38.7% 39.9% 42.6% Guidance ($Mn) 2,748-2,803 — 2,692-2,745 2,631-2,683 2,535-2,583 2,324-2,367 — Guidance restated based on 2,704-2,759 — 2,694-2,747 2,614-2,666 2,504-2,553 2,328-2,371 —actual currency realized ($Mn) Revenues performance against guidance 2,735.5 — 2,721.7 2,639.7 2,580.0 2,414.5 — ($Mn) Note 1: The revenue from prior period has been restated due to change in revenue segment policy. For details, please refer the segment notes in IFRS financials Note 2: Constant currency (CC) revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period Note 3: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials Page 3

B IT Services (Excluding DOP, Designit, Cellent, Appirio, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore, Capco, Ampion, Edgile, LeanSwift, CAS & Rizing) Revenue from FPP 59.8% 62.8% 62.2% 63.2% 62.6% 63.1% 62.0% Offshore Revenue — % of Services 58.7% 56.1% 58.3% 56.3% 55.6% 54.0% 52.6% C Growth Metrics for the Quarter ended June 30, 2022 Note 2 Q1’23 Q1’23 Q1’23 Q1’23 Reported Reported CC CC QoQ% YoY% QoQ% YoY% IT Services 0.5% 13.3% 2.1% 17.2% Strategic Market Units Americas 1 3.3% 19.5% 3.1% 19.6% Americas 2 1.6% 16.2% 2.1% 17.4% Europe -3.2% 6.1% 1.2% 15.6% APMEA 0.2% 9.5% 2.2% 15.1% Sectors Banking, Financial Services and Insurance 0.7% 20.0% 2.4% 24.3% Consumer 3.9% 21.0% 5.0% 24.4% Health 0.0% 9.4% 0.5% 10.6% Energy, Natural Resources and Utilities -3.4% -4.1% -1.0% 0.8% Technology -0.7% 9.4% 0.8% 12.5% Manufacturing -2.8% 9.5% -1.5% 13.2% Communications 5.1% 11.5% 9.2% 19.8% Global Business Lines iDEAS 1.7% 16.8% 3.5% 21.2% iCORE -1.4% 8.1% 0.0% 11.1% D Annexure to Datasheet Segment-wise breakup of Q1 FY22-23 (INR Mn) Cost of Revenues, S&M and G&A Reconciling Particulars IT Services IT Products ISRE Total Items Cost of revenues 152,315 2,000 1,282 3 155,600 Selling and marketing expenses 15,290 37 30 2 15,359 General and administrative expenses 13,411 -36 41 55 13,471 Total 181,016 2,001 1,353 60 184,430 P a g e 5 W ipro Limited Highlights for the Quarter ended June 30, 2022 REVENUE QoQ Constant YoY Constant Operating $2.74 Bn Currency Currency Margin 2.1% 17.2% 15.0% STRATEGIC MARKET UNITS MIX 29.1% AMERICAS 1 31.3% AMERICAS 2 28.3% EUROPE 11.3% APMEA SECTOR MIX 35.4% 18.5% 11.5% 11.1% 11.8% 6.7% 5.0% Banking, Energy, Financial Consumer Health Natural Technology Manufacturing Communication Services Resources & Insurance and Utilities GLOBAL BUSINESS LINES MIX 61.9% iDEAS 38.1% iCORE Integrated Digital, Cloud Infrastructure, Digital Engineering & Operations, Risk & Enterprise Application Services Cyber Security Services OUTLOOK Revenue from our IT Services business to be in the range of $2,817 million to $2,872 million*. This For Quarter ended translates to a sequential growth of 3.0% to 5.0%. September 30, 2022 * Outlook is based on the following exchange rates: GBP/USD at 1.25, Euro/USD at 1.06, AUD/USD at 0.72, USD/INR at 76.60 and CAD/USD at 0.77 CUSTOMER CONCENTRATION TOP1 3.2% 13.0% TOP 10 20.9% TOP 5 TOTAL HEADCOUNT 258,574 ATTRITION VOL – TTM 23.3% OFFSHORE REVENUE GROSS UTILIZATION 72.7% 58.7% PERCENTAGE OF SERVICES Page 1 FY 22 – 23 FY 21 – 22 FY 20 – 21 Q1 FY Q4 Q3 Q2 Q1 FY Customer size distribution (TTM) > $100Mn 20 19 19 17 15 13 11 > $75Mn 30 29 29 29 28 27 27 > $50Mn 50 50 50 47 44 42 40 > $20Mn 120 117 117 110 100 95 93 > $10Mn 195 194 194 189 182 176 167 > $5Mn 306 297 297 286 279 273 257 > $3Mn 417 410 410 399 390 361 349 > $1Mn 703 679 679 661 623 601 566 Revenue from Existing customers % 98.7% 95.2% 93.7% 94.9% 95.1% 97.2% 98.0% Number of new customers 164 428 116 67 116 129 280 Total Number of active customers 1,433 1,369 1,369 1,315 1,284 1,229 1,120 Customer Concentration Top customer 3.2% 3.2% 3.2% 3.2% 3.1% 3.1% 3.1% Top 5 13.0% 12.5% 12.9% 12.7% 12.5% 12.1% 12.1% Top 10 20.9% 20.0% 20.5% 20.2% 20.1% 19.8% 19.5% % of Revenue USD 62% 59% 60% 60% 59% 58% 61% GBP 10% 11% 11% 11% 12% 12% 10% EUR 9% 10% 9% 10% 10% 10% 8% INR 4% 5% 5% 5% 4% 4% 5% AUD 5% 5% 5% 5% 5% 5% 5% CAD 3% 3% 3% 3% 4% 4% 3% Others 7% 7% 7% 6% 6% 7% 8% Closing Employee Count 258,574 243,128 243,128 231,671 221,365 209,890 197,712 Sales & Support Staff (IT Services) 17,806 17,691 17,691 17,595 17,051 16,689 15,368 Utilization Note 4 Gross Utilization 72.7% 76.8% 75.8% 75.6% 78.1% 77.7% 75.7% Net Utilization (Excluding Trainees) 83.8% 86.8% 85.2% 85.8% 89.2% 86.8% 85.9% Attrition Voluntary TTM (IT Services excl. DOP) 23.3% 23.8% 23.8% 22.7% 20.5% 15.5% 12.1% DOP % — Post Training Quarterly 11.4% 9.0% 9.0% 10.0% 8.7% 8.0% 6.3% Note 4: IT Services excl. DOP, Designit, Cellent, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore, Capco, Ampion, Edgile, LeanSwift, CAS and Rizing Page 4 W ipro Limited Results for the Quarter ended June 30, 2022 FY 22 – 23 FY 21 – 22 FY 20 – 21 A IT Services Q1 FY Q4 Q3 Q2 Q1 FY IT Services Revenues ($Mn) Note 1 2,735.5 10,355.9 2,721.7 2,639.7 2,580.0 2,414.5 8,136.5 Sequential Growth 0.5% 27.3% 3.1% 2.3% 6.9% 12.2% -1.4% Sequential Growth in Constant Currency Note 2 2.1% 26.9% 3.1% 3.0% 8.1% 12.0% -2.3% Operating Margin % Note 3 15.0% 17.7% 17.0% 17.6% 17.8% 18.8% 20.3% Strategic Market Units Mix Americas 1 29.1% 27.9% 28.3% 28.2% 27.5% 27.6% 29.4% Americas 2 31.3% 30.6% 31.0% 30.4% 30.6% 30.5% 29.7% Europe 28.3% 29.9% 29.3% 29.7% 30.2% 30.2% 27.3% APMEA 11.3% 11.6% 11.4% 11.7% 11.7% 11.7% 13.6% Sectors Mix Banking, Financial Services and Insurance 35.4% 34.7% 35.4% 35.2% 34.8% 33.4% 30.7% Consumer 18.5% 17.5% 17.9% 17.7% 17.3% 17.3% 16.4% Health 11.5% 11.7% 11.5% 11.8% 11.7% 11.9% 13.5% Energy, Natural Resources and Utilities 11.1% 12.2% 11.5% 11.7% 12.3% 13.1% 13.1% Technology 11.8% 12.1% 11.9% 11.9% 12.2% 12.2% 13.0% Manufacturing 6.7% 6.8% 7.0% 6.7% 6.7% 7.0% 8.1% Communications 5.0% 5.0% 4.8% 5.0% 5.0% 5.1% 5.2% Global Business Lines Mix iDEAS 61.9% 60.9% 61.2% 61.0% 61.3% 60.1% 57.4% iCORE 38.1% 39.1% 38.8% 39.0% 38.7% 39.9% 42.6% Guidance ($Mn) 2,748-2,803 — 2,692-2,745 2,631-2,683 2,535-2,583 2,324-2,367 — Guidance restated based on 2,704-2,759 — 2,694-2,747 2,614-2,666 2,504-2,553 2,328-2,371 —actual currency realized ($Mn) Revenues performance against guidance 2,735.5 — 2,721.7 2,639.7 2,580.0 2,414.5 — ($Mn) Note 1: The revenue from prior period has been restated due to change in revenue segment policy. For details, please refer the segment notes in IFRS financials Note 2: Constant currency (CC) revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period Note 3: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials Page 3

B IT Services (Excluding DOP, Designit, Cellent, Appirio, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore, Capco, Ampion, Edgile, LeanSwift, CAS & Rizing) Revenue from FPP 59.8% 62.8% 62.2% 63.2% 62.6% 63.1% 62.0% Offshore Revenue — % of Services 58.7% 56.1% 58.3% 56.3% 55.6% 54.0% 52.6% C Growth Metrics for the Quarter ended June 30, 2022 Note 2 Q1’23 Q1’23 Q1’23 Q1’23 Reported Reported CC CC QoQ% YoY% QoQ% YoY% IT Services 0.5% 13.3% 2.1% 17.2% Strategic Market Units Americas 1 3.3% 19.5% 3.1% 19.6% Americas 2 1.6% 16.2% 2.1% 17.4% Europe -3.2% 6.1% 1.2% 15.6% APMEA 0.2% 9.5% 2.2% 15.1% Sectors Banking, Financial Services and Insurance 0.7% 20.0% 2.4% 24.3% Consumer 3.9% 21.0% 5.0% 24.4% Health 0.0% 9.4% 0.5% 10.6% Energy, Natural Resources and Utilities -3.4% -4.1% -1.0% 0.8% Technology -0.7% 9.4% 0.8% 12.5% Manufacturing -2.8% 9.5% -1.5% 13.2% Communications 5.1% 11.5% 9.2% 19.8% Global Business Lines iDEAS 1.7% 16.8% 3.5% 21.2% iCORE -1.4% 8.1% 0.0% 11.1% D Annexure to Datasheet Segment-wise breakup of Q1 FY22-23 (INR Mn) Cost of Revenues, S&M and G&A Reconciling Particulars IT Services IT Products ISRE Total Items Cost of revenues 152,315 2,000 1,282 3 155,600 Selling and marketing expenses 15,290 37 30 2 15,359 General and administrative expenses 13,411 -36 41 55 13,471 Total 181,016 2,001 1,353 60 184,430 P a g e 5 W ipro Limited Highlights for the Quarter ended June 30, 2022 REVENUE QoQ Constant YoY Constant Operating $2.74 Bn Currency Currency Margin 2.1% 17.2% 15.0% STRATEGIC MARKET UNITS MIX 29.1% AMERICAS 1 31.3% AMERICAS 2 28.3% EUROPE 11.3% APMEA SECTOR MIX 35.4% 18.5% 11.5% 11.1% 11.8% 6.7% 5.0% Banking, Energy, Financial Consumer Health Natural Technology Manufacturing Communication Services Resources & Insurance and Utilities GLOBAL BUSINESS LINES MIX 61.9% iDEAS 38.1% iCORE Integrated Digital, Cloud Infrastructure, Digital Engineering & Operations, Risk & Enterprise Application Services Cyber Security Services OUTLOOK Revenue from our IT Services business to be in the range of $2,817 million to $2,872 million*. This For Quarter ended translates to a sequential growth of 3.0% to 5.0%. September 30, 2022 * Outlook is based on the following exchange rates: GBP/USD at 1.25, Euro/USD at 1.06, AUD/USD at 0.72, USD/INR at 76.60 and CAD/USD at 0.77 CUSTOMER CONCENTRATION TOP1 3.2% 13.0% TOP 10 20.9% TOP 5 TOTAL HEADCOUNT 258,574 ATTRITION VOL – TTM 23.3% OFFSHORE REVENUE GROSS UTILIZATION 72.7% 58.7% PERCENTAGE OF SERVICES Page 1 FY 22 – 23 FY 21 – 22 FY 20 – 21 Q1 FY Q4 Q3 Q2 Q1 FY Customer size distribution (TTM) > $100Mn 20 19 19 17 15 13 11 > $75Mn 30 29 29 29 28 27 27 > $50Mn 50 50 50 47 44 42 40 > $20Mn 120 117 117 110 100 95 93 > $10Mn 195 194 194 189 182 176 167 > $5Mn 306 297 297 286 279 273 257 > $3Mn 417 410 410 399 390 361 349 > $1Mn 703 679 679 661 623 601 566 Revenue from Existing customers % 98.7% 95.2% 93.7% 94.9% 95.1% 97.2% 98.0% Number of new customers 164 428 116 67 116 129 280 Total Number of active customers 1,433 1,369 1,369 1,315 1,284 1,229 1,120 Customer Concentration Top customer 3.2% 3.2% 3.2% 3.2% 3.1% 3.1% 3.1% Top 5 13.0% 12.5% 12.9% 12.7% 12.5% 12.1% 12.1% Top 10 20.9% 20.0% 20.5% 20.2% 20.1% 19.8% 19.5% % of Revenue USD 62% 59% 60% 60% 59% 58% 61% GBP 10% 11% 11% 11% 12% 12% 10% EUR 9% 10% 9% 10% 10% 10% 8% INR 4% 5% 5% 5% 4% 4% 5% AUD 5% 5% 5% 5% 5% 5% 5% CAD 3% 3% 3% 3% 4% 4% 3% Others 7% 7% 7% 6% 6% 7% 8% Closing Employee Count 258,574 243,128 243,128 231,671 221,365 209,890 197,712 Sales & Support Staff (IT Services) 17,806 17,691 17,691 17,595 17,051 16,689 15,368 Utilization Note 4 Gross Utilization 72.7% 76.8% 75.8% 75.6% 78.1% 77.7% 75.7% Net Utilization (Excluding Trainees) 83.8% 86.8% 85.2% 85.8% 89.2% 86.8% 85.9% Attrition Voluntary TTM (IT Services excl. DOP) 23.3% 23.8% 23.8% 22.7% 20.5% 15.5% 12.1% DOP % — Post Training Quarterly 11.4% 9.0% 9.0% 10.0% 8.7% 8.0% 6.3% Note 4: IT Services excl. DOP, Designit, Cellent, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore, Capco, Ampion, Edgile, LeanSwift, CAS and Rizing Page 4 W ipro Limited Results for the Quarter ended June 30, 2022 FY 22 – 23 FY 21 – 22 FY 20 – 21 A IT Services Q1 FY Q4 Q3 Q2 Q1 FY IT Services Revenues ($Mn) Note 1 2,735.5 10,355.9 2,721.7 2,639.7 2,580.0 2,414.5 8,136.5 Sequential Growth 0.5% 27.3% 3.1% 2.3% 6.9% 12.2% -1.4% Sequential Growth in Constant Currency Note 2 2.1% 26.9% 3.1% 3.0% 8.1% 12.0% -2.3% Operating Margin % Note 3 15.0% 17.7% 17.0% 17.6% 17.8% 18.8% 20.3% Strategic Market Units Mix Americas 1 29.1% 27.9% 28.3% 28.2% 27.5% 27.6% 29.4% Americas 2 31.3% 30.6% 31.0% 30.4% 30.6% 30.5% 29.7% Europe 28.3% 29.9% 29.3% 29.7% 30.2% 30.2% 27.3% APMEA 11.3% 11.6% 11.4% 11.7% 11.7% 11.7% 13.6% Sectors Mix Banking, Financial Services and Insurance 35.4% 34.7% 35.4% 35.2% 34.8% 33.4% 30.7% Consumer 18.5% 17.5% 17.9% 17.7% 17.3% 17.3% 16.4% Health 11.5% 11.7% 11.5% 11.8% 11.7% 11.9% 13.5% Energy, Natural Resources and Utilities 11.1% 12.2% 11.5% 11.7% 12.3% 13.1% 13.1% Technology 11.8% 12.1% 11.9% 11.9% 12.2% 12.2% 13.0% Manufacturing 6.7% 6.8% 7.0% 6.7% 6.7% 7.0% 8.1% Communications 5.0% 5.0% 4.8% 5.0% 5.0% 5.1% 5.2% Global Business Lines Mix iDEAS 61.9% 60.9% 61.2% 61.0% 61.3% 60.1% 57.4% iCORE 38.1% 39.1% 38.8% 39.0% 38.7% 39.9% 42.6% Guidance ($Mn) 2,748-2,803 — 2,692-2,745 2,631-2,683 2,535-2,583 2,324-2,367 — Guidance restated based on 2,704-2,759 — 2,694-2,747 2,614-2,666 2,504-2,553 2,328-2,371 —actual currency realized ($Mn) Revenues performance against guidance 2,735.5 — 2,721.7 2,639.7 2,580.0 2,414.5 — ($Mn) Note 1: The revenue from prior period has been restated due to change in revenue segment policy. For details, please refer the segment notes in IFRS financials Note 2: Constant currency (CC) revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period Note 3: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials Page 3